Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 6, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Desmopressin Acetate Injection USP, 4 mcg/mL in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of Desmopressin
Acetate Injection USP, 4 mcg/mL in the U.S. Market

Hyderabad, India, May 6, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. May 6, 2020 Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Desmopressin Acetate Injection USP, 4 mcg/mL Single-dose Ampules, a therapeutic equivalent generic version of DDAVP (desmopressin acetate) Injection , 4 mcg/mL, approved by the U.S. Food and Drug Administration (USFDA).

The DDAVP (desmopressin acetate) Injection USP brand and generic market had U.S. sales of approximately $20.9 million MAT for the most recent twelve months ending in March 2020 according to IQVIA Health*.

Marc Kikuchi, CEO, North America Generics, Dr. Reddy’s Laboratories, commented, “The launch of Desmopressin Injection demonstrates a strong, growing collaboration with SunGen Pharma. We look forward to future opportunities with this company.”

Isaac Liu, Ph.D., Co-CEO of SunGen, stated, "We are pleased to be working with Dr. Reddy’s for this launch. The launch of Desmopressin demonstrates our strong development capabilities. We look forward to collaborating further to bring specialty pharmaceutical drugs to the markets around the world."

Dr. Reddy’s Desmopressin Acetate Injection USP, 4 mcg/mL is available in a carton of ten 1 mL single-dose ampules.

Please see full prescribing information. https://www.drreddys.com/pi/Desmopressin_Acetate_Injection_4ugmL.pdf DDAVP is a trademark owned or licensed by Ferring Pharmaceuticals, Inc

*IQVIA Retail and Non-Retail MAT March 2020

RDY-0520-293

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About SunGen Pharma LLC: SunGen Pharma, LLC is a privately held specialty pharmaceutical company which develops, contract manufactures, and sells pharmaceutical finished products. SunGen specializes in the development of oral solid extended release, topical and complex injectable products. SunGen has business partnerships with many North American, European and Asian-based generic pharmaceutical companies to develop, manufacture, and sell several pharmaceutical products around the world. To date, SunGen has secured eight ANDA approvals and has an addition seven filed with the FDA.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2019. The company assumes no obligation to update any information contained herein.”